Exhibit 1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Breakwater Resources Ltd.'s Year-End and Fourth Quarter Financial And
    Operating Results

    TORONTO, Feb. 22 /CNW/ -
    All dollar amounts in this news release are in Canadian dollars unless otherwise stated.

    <<
    HIGHLIGHTS

    -   The Company realized net earnings of $156.5 million or $0.41 per share in 2006 compared with $14.0 million or $0.04 per share in 2005, a $142.5 million increase
    -   The contribution from mining activities was $168.5 million in 2006 compared with $29.6 million in 2005
    -   Net cash provided by operating activities increased by $139.8 million to $158.5 million in 2006 and was primarily used for $75.7 million of capital expenditures and $16.6 million of debt repayment
    -   At December 31, 2006, cash and cash equivalents were $81.4 million and total debt was $2.7 million
    -   Gross sales revenue increased by 44.5% to $452.2 million in 2006 from
        $313.0 million in 2005
    -   Development of the Langlois mine is on track to commence commercial production by mid-2007
    -   Mineral reserves at Langlois increased by 10% and mineral resources increased by 14% through the addition of the Grevet B deposit
    -   Exploration success at Langlois prompted the Company to stake an additional 4,000 hectares surrounding the Company's land package
    -   Development of El Toqui's Concordia deposit is on track and production is anticipated by mid-2007
    -   On the Coulon joint venture with Virginia Mines Inc., exploration carried out during 2006 led to the discovery of two new significant polymetallic lenses, bringing the total known lenses to five, and confirmed the vertical continuity of lens 9-25 to a depth of 365 metres

    Reserves and Resources
    On February 22, 2007 the Company released its 2006 mineral reserve and mineral resource statement to the public. References in this news release to
2006 mineral reserves and resources should be read in conjunction with that news release.

    OUTLOOK

    In 2007, the Company plans to:
    -   Invest in capital projects to increase the productivity, efficiency and effectiveness of the Company's operations
    -   Substantially increase the investment in overall exploration
    -   Advance mine exploration and development to significantly increase reserves and resources, both quantitatively and qualitatively, specifically at Langlois and El Toqui
    -   Commence commercial production at the Langlois mine and
        Concordia deposit
    -   Acquire value added projects or assets

    The Company's projected payable metals production for 2007 is:

    Zinc                                                      121,700 tonnes
    Copper                                                      8,000 tonnes
    Lead                                                       12,500 tonnes
    Silver                                                  2,002,000 ounces
    Gold                                                       43,000 ounces

    These projections are based on the following:

    -------------------------------------------------------------------------
                                                                      All
                    Myra Falls  El Mochito  El Toqui  Langlois(1)  Operations
    -------------------------------------------------------------------------
    Ore Milled
     (tonnes)         856,000    607,000     537,000    394,000    2,394,000
      Zinc (%)            5.9        5.9         6.8        9.0          6.6
      Copper (%)          1.0        n/a         n/a        0.5          n/a
      Lead (%)            0.5        1.9         0.7        n/a          n/a
      Gold (g/t)          1.3        n/a         2.2        n/a          n/a
      Silver (g/t)       48.2       84.6        18.6        n/a          n/a
    Payable Metal
      Zinc (tonnes)    38,100     27,500      27,800     28,300      121,700
      Copper (tonnes)   6,700        n/a         n/a      1,300        8,000
      Lead (tonnes)       900      8,900       2,700        n/a       12,500
      Silver (ounces) 659,000  1,121,000     101,000    121,000    2,002,000
      Gold (ounces)    17,000        n/a      26,000        n/a       43,000
    -------------------------------------------------------------------------
    (1) Includes both pre-production and commercial production at Langlois.

    Capital Expenditures
    Capital expenditures for the Company's operations are planned to be
$94.3 million in 2007. Of this amount, the bulk of funds are related to the development of Langlois and the satellite Grevet B deposit, improvements to the El Mochito and Myra Falls' mines and upgrading mobile equipment at all the operations.

    -------------------------------------------------------------------------
    Capital Expenditures ($ millions)                        2007 Projection
    -------------------------------------------------------------------------
    Myra Falls                                                     $18.7
    El Mochito                                                     $21.5
    El Toqui                                                       $14.8
    Langlois                                                       $39.3
    -------------------------------------------------------------------------
    Total Capital                                                  $94.3
    -------------------------------------------------------------------------

    Exploration
    It is expected that the Company will spend $27.0 million on exploration expenditures in 2007 with the objective of substantially increasing the proven and probable mineral reserves at Langlois and El Toqui and the mineral resources (both measured and indicated and inferred) at El Mochito and Myra
Falls as well as advancing a number of greenfield exploration targets. The breakdown of exploration expenditures is set forth in the following table.

    -------------------------------------------------------------------------
                                                                ($ millions)
    -------------------------------------------------------------------------
    El Mochito                                                       3.2
    El Toqui                                                        10.7
    Tunisia                                                          0.5
    Langlois                                                         6.2
    Bouchard-Hbert                                                  0.2
    Myra Falls                                                       3.7
    Others                                                           2.5
    -------------------------------------------------------------------------
    Exploration Expenditures                                        27.0
    -------------------------------------------------------------------------

    Reclamation Expenditures
    Cash required for reclamation work in 2007 is expected to be $5.6 million, significantly less than in 2006 as the bulk of the work at the Company's closed sites has been completed.

    SENSITIVITY TO METAL PRICES, ZINC SMELTER TREATMENT CHARGES AND EXCHANGE
    RATES

    The Company's cash flow and net earnings are sensitive to the price of zinc, smelter treatment charges for zinc and the US$/C$ exchange rate. The following table provides the Company's estimates of the sensitivity of cash flow to changes in the various metal prices, smelter treatment charges for zinc and US$/C$ exchange rate movements based on projections for 2007. The
Company's projection for 2007 is based on a US$/C$ exchange rate of
$0.91/$1.00. The sensitivity table assumes that all other prices and/or the exchange rate are held constant.

    -------------------------------------------------------------------------
    Variable                  Change                     Sensitivity ($000s)
    -------------------------------------------------------------------------
    Zinc                      US$0.01/pound                     2,100
    Lead                      US$0.01/pound                       200
    Copper                    US$0.01/pound                       200
    Silver                    US$0.10/ounce                       200
    Gold                      US$10/ounce                         400
    Exchange rate             US$0.01/C$1.00                    3,300
    Zinc smelter treatment
     charges                       5%                           3,800
    -------------------------------------------------------------------------

    SELECTED ANNUAL INFORMATION

    -------------------------------------------------------------------------
    Statement of Operations and Retained
     Earnings (Deficit) and Statement of            Years ended December 31,
     Cash Flows Data                         --------------------------------
    ($ millions except for per share numbers)     2006       2005       2004
    -------------------------------------------------------------------------

    Gross sales revenue                          452.2      313.0      240.3
    Treatment and marketing costs                127.8      105.4       81.9
    Net revenue                                  324.4      207.6      158.4
    Total operating costs                        155.9      178.0      129.9
    Contribution from mining activities          168.5       29.6       28.5
    Net earnings                                 156.5       14.0        3.3
    Basic earnings per Common Share               0.41       0.04       0.01
    Diluted earnings per Common Share             0.37       0.04       0.01
    Net cash provided by operating activities    158.5       18.7       22.0
    Capital expenditures                          75.7       35.6       25.6
    Basic weighted-average number
     of Common Shares outstanding (000's)      383,748    369,190    353,508
    Number of Common Shares outstanding
     (000's)                                   385,646    380,917    363,156
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                          As at December 31,
    Balance Sheet Data                                  ---------------------
    ($ millions)                                             2006       2005
    -------------------------------------------------------------------------
    Cash and cash equivalents                                81.4       18.7
    Working capital                                         109.8       44.4
    Total assets                                            509.3      342.6
    Total debt                                                2.7       19.7
    Total long-term liabilities                             113.1      121.9
    Shareholders' equity                                    308.6      148.2
    -------------------------------------------------------------------------

    CHANGE IN ACCOUNTING POLICY

    In the fourth quarter of 2006, the Company changed its accounting policy for exploration expenditures. Under the new policy, which has been retroactively applied, all exploration expenditures are expensed as incurred until the mineralized deposit is deemed commercially recoverable, at which time all subsequent development costs are capitalized. The Company believes this policy provides more reliable and relevant information aligning the
Company's policy with a significant majority of large and mid-size mining companies globally and therefore will make peer and industry comparisons easier.

    STATEMENT OF OPERATIONS REVIEW - 2006 AND 2005

    Gross Sales Revenue
    Gross sales revenue from the sale of zinc, copper, lead, and gold concentrates increased by 44% to $452.2 million. Higher metal prices accounted for this increase, which was partially offset by decreased concentrate sales -
261,749 tonnes in 2006 compared with 367,630 tonnes in 2005, a stronger
Canadian dollar and hedging losses of $4.3 million (2005 - $2.9 million). The lower tonnage of concentrate sold in 2006 was due to the closure of the
Bouchard-Hbert and Bougrine mines in 2005 and lower concentrate sales from all other operations.
    Sales of concentrate fluctuate period to period due to production levels, shipping volumes, ship schedules, price determination terms, and risk and title transfer terms with the Company's various customers. The recognition of sales can be as much as six months after the date of concentrate production.
The Company's sales are primarily denominated in United States dollars
("US$").

    -------------------------------------------------------------------------
    Gross Sales Revenue by Metal ($ millions)                2006       2005
    -------------------------------------------------------------------------
    Zinc (US$)                                              300.4      156.0
    Copper (US$)                                             39.3       39.2
    Lead (US$)                                               13.8       23.5
    Gold (US$)                                               24.5       23.1
    Silver (US$)                                             20.2       18.1
    Hedging mark-to-market and other                         (0.2)      (2.5)
    -------------------------------------------------------------------------
      Total Gross Sales Revenue (US$)                       398.0      257.4
    Realized exchange rate (C$/US$) yearly average         1.1362     1.2159
    -------------------------------------------------------------------------
      Total Gross Sales Revenue (C$)                        452.2      313.0
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Sales by Concentrate (tonnes)                            2006       2005
    -------------------------------------------------------------------------
    Zinc                                                  217,346    273,267
    Copper                                                 25,120     52,441
    Lead                                                   16,556     40,685
    Gold                                                    2,727      1,237
    -------------------------------------------------------------------------
    Total                                                 261,749    367,630
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Sales by Payable Metal                                   2006       2005
    -------------------------------------------------------------------------
    Zinc (tonnes)                                          93,897    120,330
    Copper (tonnes)                                         5,442     11,059
    Lead (tonnes)                                          10,611     23,959
    Gold (ounces)                                          42,210     51,720
    Silver (ounces)                                     2,070,612  2,505,126
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Realized Prices                                          2006       2005
    -------------------------------------------------------------------------
    Zinc (US$/tonne)                                        3,199      1,297
    Copper (US$/tonne)                                      7,217      3,543
    Lead (US$/tonne)                                        1,297        983
    Gold (US$/ounce)                                          523        445
    Silver (US$/ounce)                                       9.77       7.22
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Average LME Metal Prices & Foreign Exchange Rate         2006       2005
    -------------------------------------------------------------------------
    Zinc (US$/tonne)                                        3,275      1,381
    Copper (US$/tonne)                                      6,720      3,678
    Lead (US$/tonne)                                        1,289        975
    Gold (US$/ounce)                                          605        445
    Silver (US$/ounce)                                      11.57       7.32
    Exchange rate (C$/US$) yearly average                  1.1341     1.2111
    -------------------------------------------------------------------------

    The Company has a relatively conservative revenue recognition policy which, among other things, requires final pricing of concentrate inventories prior to recognition of revenue. Using commodity prices and exchanges rates prevailing at December 31, 2006, the following schedule provides details regarding inventories shipped but not recognized for revenue purposes and the related provisional payments.

    -------------------------------------------------------------------------
                             Net              Earnings     Provi-   Weighted
                         smelter  Inventory     before     sional    average
          Concentrate     return      value      taxes   payments  months to
             (DMT)       ($000s)    ($000s)    ($000s)    ($000s) settlement
    -------------------------------------------------------------------------
    Zinc       19,489     25,443     10,689     14,754     23,551        1.3
    Copper      5,652     10,429      8,506      1,923          -        3.0
    Gold          358      2,437      1,050      1,387        695        1.1
    -------------------------------------------------------------------------
               25,499     38,309     20,245     18,064     24,246
    -------------------------------------------------------------------------

    As at December 31, 2005, the Company estimated that inventories shipped but not recognized for revenue purposes had earnings before tax of
$7.3 million consisting of $31.2 million of net smelter return less $23.9 million of inventory value.
    The Company periodically hedges against fluctuations in metal prices and foreign exchange rates with the use of forward sales or options. The Company has not applied hedge accounting historically; therefore, mark-to-market gains or losses have been included in gross sales revenue at the end of each period.
 The Company did not have any commodity or foreign exchange hedges as at
December 31, 2006. At December 31, 2005, the Company had 1,050,000 ounces of silver call options with an average strike price of US$7.50 per ounce maturing from January to June 2006 and had 25,000 ounces of gold call options with an average strike price of US$455 per ounce maturing in December 2006.

    Net Revenue
    Net revenue, the value of concentrates sold after deducting treatment charges and freight and marketing costs, increased by 56% to $324.4 million in
2006 from $207.6 million in 2005. Total treatment charges, the amount paid to smelters for refining concentrates to produce metal, and shipping and marketing costs were 21% higher at $127.8 million in 2006 compared with
$105.4 million in 2005. On a per tonne of concentrate sold basis, total treatment charges increased to $488 per tonne in 2006 compared with $287 per tonne in 2005.

    Direct Operating Costs
    Direct operating costs were 7% lower in 2006 at $134.6 million compared with $144.3 million in 2005, as 29% fewer tonnes of concentrate were sold and the average cost per tonne of concentrate sold increased to $514 in 2006 from
$393 in 2005. The increase in the average direct operating cost per tonne sold was due to the closure of the lower cost Bougrine and Bouchard-Hbert mines in
2005 and significant increases in direct operating costs per tonne at Myra
Falls and El Mochito partially offset by a decrease in direct operating costs per tonne sold at El Toqui.

    -------------------------------------------------------------------------
    Direct
     Operating
     Costs               2006                             2005
    -------------------------------------------------------------------------
                      Concentrate  Cost                Concentrate   Cost
           Aggregate     sold    per tonne  Aggregate     sold     per tonne
          ($ millions) (tonnes)     ($)    ($ millions) (tonnes)      ($)
    -------------------------------------------------------------------------
    Myra Falls   83.9   111,603     751        67.1      116,139      578
    El Mochito   31.8    95,272     333        29.8      103,066      289
    El Toqui     18.9    54,874     345        22.2       59,355      374
    Bougrine      0.0         0       -        14.8       58,255      254
    Bouchard-
     Hbert       0.0         0       -        10.4       30,815      337
    -------------------------------------------------------------------------
    Total       134.6   261,749     514       144.3      367,630      393
    -------------------------------------------------------------------------

    The total cash cost per pound of payable zinc sold, which includes all mine site cash costs, treatment charges, ocean freight and other marketing costs, net of by-product credits, was US$0.65 in 2006 compared with US$0.39 in
2005 (see non-GAAP reconciliation). The increase was primarily due to unfavourable movements in treatment and marketing costs, Myra Falls direct operating costs per tonne, the foreign exchange rate and pounds of zinc sold partially offset by higher by-product credits and reduced aggregate direct operating costs at other operations.

    Depreciation and Depletion
    Depreciation and depletion decreased by $4.0 million to $17.6 million primarily due to reduced depreciation and amortization related to the Bougrine and Bouchard-Hbert mines which were closed in 2005.

    Reclamation and Closure Costs
    Reclamation and closure costs in 2006 were $3.7 million compared with
$12.1 million in 2005. These costs include the accretion of the Company's estimated future reclamation obligations and adjustments to reclamation obligations at closed mines where better information has caused the Company to revise its previous estimates. In 2005, $8.1 million of adjustments were made to the obligations related to the Nanisivik mine as the work required was significantly more than originally anticipated.

    Other Expenses (Income)
    Other expenses (income) in 2006 increased by $3.1 million to
$12.9 million. The increase in other expense (income) was primarily due to:
increased general and administrative and interest and financing expenses;
partially offset by increased investment and other income.

    Exploration Expenditures
    Exploration expenditures in 2006 increased by $7.1 million to
$10.0 million compared with $2.9 million in 2005. These increased expenditures reflect recent successes in target identification and a strategic effort to address past underinvestment in exploration of the Company's assets.

    Other non-producing property (income) costs
    Other non-producing property income of $9.6 million for the year ended
December 31, 2006 includes: (i) a gain on sale of $13.8 million on disposal of the Caribou and Restigouche mines on August 1, 2006 to Blue Note Metals Inc.
("Blue Note"); and, (ii) a charge of $1.3 million to settle a claim against the Company by Kalwea Financial Corp., BVI. Under the terms of the agreement,
Blue Note replaced the Company's reclamation deposit of $5.9 million and issued to the Company a $15.0 million unsecured subordinated convertible debenture with a maturity of five years. The Company will also receive a 1 to
2% net smelter return royalty payable quarterly on zinc metal production provided the average price of zinc as determined by the London Metal Exchange is above US$0.65 per pound.
    In addition to the amounts in (i) and (ii) noted above, $2.9 million (2005
- $9.0 million) of care and maintenance and holding costs were incurred in
2006 and related to the Caribou, Bougrine and Bouchard-Hbert mines. In 2005, other non-producing property costs of $9.0 million related to the
Bouchard-Hbert, Nanisivik, Caribou, Bougrine and Langlois mines.
    Due to the depletion of mineral reserves, the Company closed the
Nanisivik, Bouchard-Hbert and Bougrine mines in September 2002, February 2005 and September 2005 respectively. Prior to November 2005, the Langlois mine was on a care and maintenance basis.

    Income and Mining Taxes (Recovery) Provision
    Income and mining taxes recovery decreased to $1.3 million in 2006 compared with $7.0 million in 2005. The $5.7 million decrease in income and mining tax recovery in 2006 compared with 2005 was primarily due to increased tax provisions at El Mochito and El Toqui, partially offset by an income tax recovery for Myra Falls. During the year, the Company determined that the Myra
Falls mine would generate future taxable income which will be offset by available loss carry forwards. As a result, the Company setup a future income tax asset of $27.0 million and recorded a corresponding income tax recovery.
This determination was based on the Company's five-year operating and capital plan and used the forward metal prices. This income tax asset will be drawn down and charged to income as actual taxable income is earned.

    LIQUIDITY AND FINANCIAL POSITION REVIEW

    Working Capital
    Working capital at the end of 2006 was $109.8 million compared with
$44.4 million at the end of 2005, an increase of $65.4 million.

    Current Assets
    Total current assets increased by $80.5 million to $197.4 million as at
December 31, 2006 compared with December 31, 2005. The main components of current asset changes were as follows:
    -   Cash and cash equivalents increased by $62.7 million reflecting improved cash flow generated by stronger metal prices
    -   Accounts receivable - concentrate increased by $9.7 million primarily due to a greater volume of production shipped in late 2006 for which revenue was recognized but final payments had not yet been received compared with December 31, 2005
    -   The current portion of future income tax assets increased by
        $8.2 million primarily due to the set up of a $13.6 million current future income tax asset for the Myra Falls mine (long-term portion
        $13.4 million) offset by a $5.5 million future tax asset drawdown at
        El Mochito

    Current Liabilities
    Current liabilities increased by $15.1 million to $87.6 million at
December 31, 2006 compared with December 31, 2005. The main components of the current liabilities changes were as follows:
    -   Accounts payable increased by $10.3 million primarily due to amounts associated with the ongoing development at the Langlois mine

    -   Provisional payments for concentrate inventory shipped and not priced represent payments received for concentrate shipments that were not recognized as revenue. The balance as at December 31, 2006 was
        $24.2 million. Please refer to the table in Gross Sales Revenue section of this news release for additional details. The December 31,
        2005 balance of $14.8 million was for payments for zinc concentrate shipments from the Myra Falls mine

    -   Short-term debt decreased by $12.4 million primarily due to the repayment of the gold loan outstanding at December 31, 2005

    -   Income and mining taxes payable increased by $9.6 million primarily due to full utilization of loss carry forwards at El Mochito and
        El Toqui mines resulting in tax provisions being required in 2006

    Reclamation Deposits
    At December 31, 2006, the Company had reclamation deposits of
$13.5 million, an increase of $6.7 million from December 31, 2005. The increase was primarily due to $13.4 million of reclamation deposits held under a safe keeping agreement in support of reclamation requirements at Myra Falls entered into in the first quarter of 2006 partially offset by reimbursement of
$5.9 million for reclamation deposits previously held as reclamation security on the Caribou and Restigouche mines which were sold in August 2006.

    Long-term Investments
    At December 31, 2006, long-term investments increased by $9.1 million to
$14.7 million from $5.6 million at December 31, 2005. As part of the consideration received on the sale of the Caribou and Restigouche mines on
August 1, 2006, the Company received a convertible debenture in Blue Note in the amount of $15.0 million which the Company valued at $9.1 million. At
December 31, 2006 and 2005, also included in long-term investments was a $17.0 million convertible debenture of Taseko Mines Limited that is carried at a cost of $5.6 million which was the estimated fair value at the time of acquisition.

    Restricted Promissory Note
    The Company held restricted promissory notes at the end of 2006 and 2005 of $62.3 million. The balance consists of restricted promissory notes related to the Red Mile transactions(1) in 2004 and 2005. The interest earned and a portion of the principal of these restricted promissory notes will be used to meet the Company's royalty obligation.

    ----------------------------
    (1) For further information on the Red Mile transactions please see the
    Company's most recent Annual Report filed on SEDAR or available at the
    Company's website at www.breakwater.ca.

    Deferred Income
    Deferred income of $6.3 million at December 31, 2006 consisted of (i)
deferred indemnity agreement fees and prepaid interest income received in relation to the Red Mile transactions in 2004 and 2005 which will be taken into income over the lives of the two agreements and (ii) a non-refundable royalty payment received on the sale of the Lapa properties in 2003
(US$1.0 million) which will be taken into revenue as earned when the Lapa properties are put into production.

    Royalty Obligation
    The royalty obligation of $62.5 million relates to the royalty amounts received from the 2004 and 2005 Red Mile transactions.

    Total Debt
    Total debt at December 31, 2006 was $2.7 million, a reduction of
$17.0 million compared with $19.7 million at the end of 2005.
    In the first and second quarters of 2006, the Company obtained loans of
US$1.4 million and US$1.5 million to restructure certain gold forward and option positions. These loans were repaid in full in 2006. In August 2005, by way of a gold loan, the Company borrowed US$10.0 million. The gold loan had six scheduled principal repayments and, in August 2006, the final principal repayment was made. In May 2005, the Company entered into a concentrate prepayment contract with a customer whereby the Company received
US$5.0 million against future deliveries of zinc concentrate. The Company elected to repay this concentrate prepayment contract in May 2006.

    Reclamation and Closure Cost Accrual
    Reclamation and closure costs represent the Company's obligation for reclamation and severance costs accrued for its mine sites. At December 31,
2006, total accrued reclamation and closure costs were $40.6 million compared with $50.3 million at December 31, 2005. Of the $40.6 million, $8.3 million is classified as current and is expected to be spent over the next 12 months at
Nanisivik, Bouchard-Hbert, Bougrine and Myra Falls. The Company incurred expenditures of $7.4 million in reclamation and closure costs in 2006 compared with $25.2 million in 2005. As there is no law, regulation or contract in
Honduras related to reclamation and closure costs, Canadian generally accepted accounting principles do not permit the Company to setup a liability for reclamation at the El Mochito mine.

          Reclamation and Closure Cost Accrual at December 31, 2006

    -------------------------------------------------------------------------
    ($ millions)                            Current     Long-term      Total
    -------------------------------------------------------------------------
    Myra Falls                                  2.2          25.0       27.2
    El Mochito                                  0.0           1.4        1.4
    El Toqui                                    0.0           3.8        3.8
    Langlois                                    0.0           1.3        1.3
    Bouchard-Hbert                             2.4           0.1        2.5
    Nanisivik                                   2.3           0.4        2.7
    Bougrine                                    1.4           0.3        1.7
    -------------------------------------------------------------------------
    Total                                       8.3          32.3       40.6
    ------------------------------------------------------------------------

    Future Income Tax Liabilities
    As at December 31, 2006, future tax liabilities were $7.1 million, an increase of $5.2 million from December 31, 2005. The increase in future tax liabilities was primarily due to establishing an additional mining duties liability related to the Langlois mine.

    Shareholders' Equity
    Shareholders' equity at December 31, 2006 was $308.6 million compared with
$148.2 million at December 31, 2005, an increase of $160.3 million primarily due to net earnings of $156.5 million in 2006.

    -------------
    Shareholders'
     Equity
    -------------------------------------------------------------------------
                                                            Cumu-
    ($000s)                                                 lative
                                                            trans-     Total
                                       Contri-  Retained    lation    share-
                   Capital             buted    earnings   adjust-  holders'
                     stock  Warrants   surplus (deficit)     ments    equity
    -------------------------------------------------------------------------
    As at
     December 31,
     2005          335,512     8,561     3,300  (189,663)   (9,495)  148,215

    Reduction
     of stated
     capital      (169,628)        -    (3,300)  172,928         -         -
    Value ascribed
     to options
     exercised
     under
     stock-based
     compensation      815         -      (815)        -         -         -
    Employee share
     option plan -
     proceeds of
     options
     exercised       1,538         -         -         -         -     1,538
    Employee share
     purchase plan     163         -         -         -         -       163
    Exercise of
     warrants          190         -         -         -         -       190
    Settlement of
     liability         848         -         -         -         -       848
    Renunciation of
     flow-through
     share value    (2,345)        -         -         -         -    (2,345)
    Stock-based
     compensation        -         -     1,608         -         -     1,608
    Net earnings         -         -         -   156,530         -   156,530
    Cumulative
     translation
     adjustments         -         -         -         -     1,806     1,806
    -------------------------------------------------------------------------
    As at
     December 31,
     2006          167,093     8,561       793   139,795    (7,689)  308,553
    -------------------------------------------------------------------------

    At the annual and special meeting held on June 8, 2006, the shareholders approved a special resolution to reduce the stated capital of the Company by an amount of $172.9 million, which was equal to the accumulated deficit as at
December 31, 2005 prior to the change in accounting policy. As a result, capital stock was reduced by $169.6 million, contributed surplus was reduced by $3.3 million and deficit was reduced by $172.9 million.
    In 2006, the Company issued the following Common Shares: 2,804,899 following the exercise of employee share options; 173,823 pursuant to the
Company's employee share purchase plan; 1,000,000 pursuant to warrants exercised; and, 750,000 in settlement of an outstanding lawsuit.

    Capital Expenditures
    The Company invested $75.7 million in mineral properties and fixed assets in 2006.
    In 2006, the $39.5 million of capital expenditure at Langlois primarily consisted of: development and extraction of a bulk sample from the Grevet B deposit; drifting to access Zone 97; building and equipment; and other underground work partially offset by preproduction revenues.
    Myra Falls' capital expenditures of $16.6 million in 2006 consisted primarily of: surface ramp advances; underground development; installation of a lead circuit; tailings dam construction; and information systems and telecommunication system upgrades.
    In 2006, the $9.6 million of capital expenditures at El Mochito consisted primarily of: Soledad and Pozo Azul tailings pond construction and upgrades respectively; underground development; and equipment purchases.
    El Toqui capital expenditures in 2006 of $8.4 million consisted primarily of: ramp development; Gekko intense leech reactor construction and installation; Concordia deposit development; deferred development; and capital equipment.

    Financial Capability
    With the existing working capital, the current metal prices and current
US$/C$ exchange rate, the Company is well positioned to carry out its operating, capital, exploration and environmental programs in 2007. The
Company's financial capability is sensitive to metal prices, smelter treatment charges and the US$/C$ exchange rate.

    OPERATING REVIEW - YEARS ENDED DECEMBER 31, 2006 AND 2005

    -------------------------------------------------------------------------
                                                   Depreciation,
                                     Contribution    depletion,
                                      (loss) from   reclamation   Capital
                                        mining      and closure expenditures
                       Net revenue   activities(1)     costs        (3)
    -------------------------------------------------------------------------
    ($ millions)      2006     2005   2006   2005   2006   2005   2006  2005
    -------------------------------------------------------------------------
    Myra Falls       142.6     79.1   48.3    2.4   10.4    9.5   16.6  17.8
    El Mochito       116.6     56.0   78.4   19.8    6.4    6.3    9.6   8.0
    El Toqui          69.5     30.6   47.4    5.1    3.1    4.6    8.4   5.2
    Langlois(a)        0.0      0.0   (0.1)  (0.1)   0.1    0.1   39.5   5.2
    Bougrine(b)        0.0     26.5   (0.2)   7.4    0.2    4.3    0.0   0.1
    Bouchard-
     Hbert(c)         0.0     18.3   (0.4)   7.1    0.4    1.3    0.0   0.3
    Nanisivik(d)       0.0      0.0   (0.2)  (8.6)   0.2    8.6    0.0   0.0
    Other          (4.3)(2) (2.9)(2)  (4.7)  (3.5)   0.4    0.6    1.6   0.0
    -------------------------------------------------------------------------
    Total            324.4    207.6  168.5   29.6   21.2   33.7   75.7  36.6
    -------------------------------------------------------------------------
    (1)  After non-cash costs.        (a) First concentrate shipped
    (2)  Net realised from                November 2006.
         metal hedging activities.    (b) Closed September 2005.
    (3)  Includes assets under        (c) Closed February 2005.
         capital lease.               (d) Remediation and closure on-going.

    Production Results
    Consolidated production is set forth in the following table.

    -------------------------------------------------------------------------
                                Year ended December 31        Fourth Quarter
    All Mines                          2006       2005       2006       2005
    -------------------------------------------------------------------------
    Ore Milled (tonnes)           2,003,862  2,468,565    528,237    540,949
      Zinc (%)                          6.0        6.5        6.0        6.1
    Concentrate Production (tonnes)
      Zinc                          209,133    268,688     55,856     56,576
      Copper                         21,866     35,361      4,647      7,410
      Lead                           17,263     28,702      5,239      3,741
      Gold                            4,251      4,145      1,316      1,114
    Metal in Concentrates
      Zinc (tonnes)                 107,136    141,310     28,252     29,521
      Copper (tonnes)                 5,093      8,110      1,027      1,698
      Lead (tonnes)                  11,775     19,196      3,564      2,579
      Silver (ounces)             2,721,676  3,059,914    698,628    758,008
      Gold (ounces)                  57,231     75,993     13,469     17,521
    -------------------------------------------------------------------------

    Aggregate production of zinc in concentrate in 2006 was 236.2 million pounds compared with 311.5 million pounds in 2005, a 24% reduction. The closure of the Bouchard-Hbert and the Bougrine mines in  2005 accounted for
16% of the reduction with the balance related to lower zinc head grades at
Myra Falls and El Mochito and lower milled tonnes at Myra Falls, offset by production at Langlois.
    The following table sets forth zinc production at each site for the full year and the fourth quarter together with the change from the prior period.

    -------------------------------------------------------------------------
    Zinc Production
     (million pounds
      of zinc contained
      in concentrate)    Year ended December 31           Fourth Quarter
                    ---------------------------------------------------------
                          2006       2005%        2006       2005%
    -------------------------------------------------------------------------
    Myra Falls            74.3      106.0   (30)       14.7       23.3   (37)
    El Mochito            83.0       94.1   (12)       21.1       24.6   (14)
    El Toqui              70.0       62.5    12        17.6       17.2     2
    Langlois(a)            8.9        0.0     -         8.9        0.0     -
    Bouchard-Hbert(b)     0.0       13.9     -         0.0        0.0     -
    Bougrine(c)            0.0       35.0     -         0.0        0.0     -
    -------------------------------------------------------------------------
    Total zinc
     production          236.2      311.5   (24)       62.3       65.1    (4)
    -------------------------------------------------------------------------
    (a) First concentrate shipped November 2006. (b) Closed February 2005.
    (c) Closed September 2005.

    Production of copper in concentrate decreased 37% in 2006 from the same period in 2005 due to lower milled tonnes and lower copper grades at Myra
Falls as well as the closure of the Bouchard-Hbert mine in February 2005.

    -------------------------------------------------------------------------
    Copper Production
     (million pounds
      of copper
      contained in
      concentrate)       Year ended December 31            Fourth Quarter
                    ---------------------------------------------------------
                          2006       2005%        2006       2005%
    -------------------------------------------------------------------------
    Myra Falls            10.8       16.8   (36)        1.8        3.7   (51)
    Langlois(a)            0.5        0.0     -         0.5        0.0     -
    Bouchard-Hbert(b)     0.0        1.1     -         0.0        0.0     -
    -------------------------------------------------------------------------
    Total copper
     production           11.3       17.9   (37)        2.3        3.7   (38)
    -------------------------------------------------------------------------
    (a) First concentrate shipped November 2006. (b) Closed February 2005.

    Despite higher lead production at El Mochito, production of lead in concentrate for 2006 decreased 39% year over year due to the closure of
Bougrine in September 2005.

    -------------------------------------------------------------------------
    Lead Production
     (million pounds
      of lead
      contained in
      concentrate)       Year ended December 31            Fourth Quarter
                    ---------------------------------------------------------
                          2006       2005%        2006       2005%
    -------------------------------------------------------------------------
    El Mochito            26.0       23.1    13         7.9        5.7    39
    Bougrine(a)            0.0       19.2     -         0.0        0.0     -
    -------------------------------------------------------------------------
    Total lead
     production           26.0       42.3   (39)        7.9        5.7    39
    -------------------------------------------------------------------------
    (a) Closed September 2005.

    Silver in concentrate decreased 11% year-over-year due to lower tonnes milled and lower silver grades from Myra Falls and lower silver production at
El Toqui as well as the closure of the Bouchard-Hbert mine in February 2005.

    -------------------------------------------------------------------------
    Silver Production
     (ounces of silver
      contained in
      concentrate)       Year ended December 31            Fourth Quarter
                    ---------------------------------------------------------
                          2006       2005%        2006       2005%
    -------------------------------------------------------------------------
    Myra Falls         857,775  1,165,056   (26)    172,701    286,554   (40)
    El Mochito       1,769,456  1,723,825     3     482,227    446,445     8
    El Toqui            71,703    131,020   (45)     20,802     25,009   (17)
    Langlois(a)         22,855          0     -      22,855          0     -
    Bouchard-Hbert(b)       -     40,013     -           0          0     -
    -------------------------------------------------------------------------
    Total silver
     production      2,721,789  3,059,914   (11)    698,585    758,008    (8)
    -------------------------------------------------------------------------
    (a) First concentrate shipped November 2006. (b) Closed February 2005.

    Gold in concentrate decreased 25% in 2006 from the same period in 2005 due to lower milled tonnes at Myra Falls and less gold production from El Toqui as well as the closure of the Bouchard-Hbert mine in February 2005.

    -------------------------------------------------------------------------
    Gold Production
     (ounces of gold
      contained in
      concentrate)       Year ended December 31            Fourth Quarter
                    ---------------------------------------------------------
                          2006       2005%        2006       2005%
    -------------------------------------------------------------------------
    Myra Falls          20,231     31,744   (36)      3,454      8,254   (58)
    El Toqui            36,795     41,605   (12)      9,810      9,267     6
    Langlois(a)            205          0     -         205          0     -
    Bouchard-Hbert(b)       0      2,644     -           0          0     -
    -------------------------------------------------------------------------
    Total gold
     production         57,231     75,993   (25)     13,469     17,521   (23)
    -------------------------------------------------------------------------
    (a) First concentrate shipped November 2006. (b) Closed February 2005.

    Myra Falls Production
    The following table sets forth Myra Falls' production for the periods presented.

                                Year ended December 31        Fourth Quarter
                                       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Ore Milled (tonnes)             714,443    912,656    166,188    226,962
    -------------------------------------------------------------------------
      Zinc (%)                          5.5        6.1        4.6        5.5
      Copper (%)                        0.9        1.2        0.7        1.0
      Silver (g/t)                       48         51         41         50
      Gold (g/t)                        1.5        1.8        1.2        2.0
    -------------------------------------------------------------------------
    Concentrate Production
    -------------------------------------------------------------------------
      Zinc (tonnes)                  64,902     90,129     12,950     19,984
        Recovery (%)                   86.5       86.3       88.2       84.4
        Grade (%)                      51.9       53.4       51.2       53.2
      Copper (tonnes)                20,788     32,333      3,569      7,410
        Recovery (%)                   73.0       69.6       70.9       71.5
        Grade (%)                      23.5       23.6       22.9       22.8
      Gold (tonnes)                    14.1       34.7        1.4        9.9
        Recovery (%)                   11.5       18.3        9.8       15.2
        Grade (g/t)                   9,489      8,741     32,714      6,890
    -------------------------------------------------------------------------
    Metal in Concentrates
    -------------------------------------------------------------------------
      Zinc (tonnes)                  33,708     48,084      6,651     10,591
      Copper (tonnes)                 4,885      7,640        819      1,698
      Silver (ounces)               857,775  1,165,056    172,701    286,554
      Gold (ounces)                  20,231     31,744      3,454      8,254
    -------------------------------------------------------------------------
    Total Cash Costs (US$)
      Per lb. payable zinc
       sold                            0.81       0.47       1.44       0.52
    -------------------------------------------------------------------------

    Zinc head grades were lower in 2006 from the same period in 2005 due to increased mining in the lower grade HW Zone. Milled tonnage decreased during
2006 compared with 2005. Production was hindered during the year due to the lack of working areas underground, delays in improving the Battle/Gap underground infrastructure and problems with underground equipment availability. Additionally, ventilation requirements in the western extensions of the mine slowed production improvements. The ventilation raise connecting the surface ramp to the underground operation was completed in January 2007.
The mill upgrades are on schedule and on budget. The new copper and zinc circuits have been commissioned resulting in improved recoveries and a reduction in the penalty elements in the copper concentrate.
    During the fourth quarter, operations at Myra Falls were suspended for a
10 day period due to damage to the bridge over Thelwood Creek on the road leading to Myra Falls, which necessitated the temporary closure of this bridge to vehicular traffic. The damage to the bridge was sustained during a one in
200 year storm event on Vancouver Island on November 15th. Installation of a
temporary bridge was completed on November 24th and normal operations resumed the following day.

    Myra Falls Outlook
    While the issue of ventilation has largely been addressed, production will be constrained by the number of available working faces and the haulage distances underground. The track development out to the Marshall zone for exploration continues on the 24 level. Underground diamond drilling is scheduled during the first half of 2007 in this area. Current drilling is focused on the Marmot Trough, a drill target developed last year following a reinterpretation of certain drill holes completed in the 1990's. The significance of the Marmot Trough as a target is that it is directly below current mine workings and, in the event of significant mineralization, is accessible from the current mine infrastructure.
    Diamond drilling from the surface ramp commenced during 2006. The diamond drill contractor mobilized in the fourth quarter and set up on surface to drill the extension of the Marshall zone.

    El Mochito Production
    The following table sets forth El Mochito's production for the periods presented.

                               Years ended December 31        Fourth Quarter
                                       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Ore Milled (tonnes)             690,243    700,190    171,369    185,597
    -------------------------------------------------------------------------
      Zinc (%)                          6.0        6.7        6.2        6.5
      Lead (%)                          2.1        1.8        2.6        1.7
      Silver (g/t)                       92         87        101         86
    -------------------------------------------------------------------------
    Concentrate Production
    -------------------------------------------------------------------------
      Zinc (tonnes)                  72,413     81,296     18,726     21,142
        Recovery (%)                   90.4       91.7       89.9       92.0
        Grade (%)                      52.0       52.5       51.2       52.6
      Lead (tonnes)                  17,263     15,329      5,239      3,741
        Recovery (%)                   81.0       80.9       81.0       80.1
        Grade (%)                      68.2       68.4       68.0       68.8
    -------------------------------------------------------------------------
    Metal in Concentrates
    -------------------------------------------------------------------------
      Zinc (tonnes)                  37,646     42,698      9,578     11,147
      Lead (tonnes)                  11,775     10,488      3,564      2,579
      Silver (ounces)             1,769,456  1,723,825    482,227    446,445
    -------------------------------------------------------------------------
    Total Cash Costs (US$)
      Per lb. payable zinc sold        0.43       0.32       0.62       0.20
    -------------------------------------------------------------------------

    Zinc head grades were slightly lower in 2006 from 2005 due to the recovery of mineral reserves in the lower grade skarn areas such as Salva Vida and La
Leona which are economic at current metal prices.

    El Mochito Outlook
    During 2006, the Company continued to explore, develop and delineate new mineral resources and reserves along extensions of the productive Salva Vida and Santo Nino trends. Drilling also continued on the Barbasco trend which continues to show a possible connection with the Imperial zone to the north.
During the fourth quarter, the Company initiated exploration between Santo
Nino and the manto of Yojoa Norte. Results to date show the presence of low grade skarn and a possible connection between the two trends. Exploration and delineation drilling of the La Leona deposit also continued to show promising results with increases expected in resources and reserves in this area.
    During 2006, the Company continued its surface exploration program at El
Mochito. The Company acquired a larger diamond drill capable of drilling deeper targets. This drill was initially set-up to deepen existing holes at
Caliche in order to investigate below the Mochito shales. Geological mapping completed in 2006 to the east on the Big Fuzzy target and to the west over the
Santa Barbara mountain or Arandanos anomaly will be drill tested in 2007 and reported on later in the year. As well, geological mapping carried out over two new targets, ML2 and ML3, will be investigated in 2007 by surface diamond drilling. These target areas are located at the projected intersections of fault zones located to the north of the current underground workings.
    During 2006, the Company experienced a delay in commissioning the new tailings facility Soledad. Storm damage necessitated a repair to the geomembrane liner which delayed commissioning of Soledad into 2007. Soledad is scheduled to be commissioned in the third quarter of 2007. Once complete,
Soledad is expected to have capacity for seven years at current production rates and the current tailings impoundment facility, Pozo Azul, will be reclaimed.

    El Toqui Production
    The following table sets forth El Toqui's production for the periods presented.

                               Years ended December 31       Fourth Quarter
                                       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Ore Milled (tonnes)             539,803    519,963    131,307    128,390
    -------------------------------------------------------------------------
      Zinc (%)                          6.5        6.0        6.6        6.6
      Gold (g/t)                        2.4        2.9        2.7        2.6
    -------------------------------------------------------------------------
    Concentrate Production
    -------------------------------------------------------------------------
      Zinc (tonnes)                  63,617     56,552     15,979     15,450
        Recovery (%)                   91.0       90.4       91.9       90.8
        Grade (%)                      49.9       50.1       49.9       50.4
      Gold (tonnes)                   4,237      4,110      1,315      1,104
        Recovery (%)                   68.5       51.4       66.3       49.8
        Grade (g/t)                   192.1      221.7      160.5      181.4
    -------------------------------------------------------------------------
    Metal in Concentrates
    -------------------------------------------------------------------------
      Zinc (tonnes)                  31,725     28,347      7,966      7,786
      Silver (ounces)                71,703    131,020     20,802     25,009
      Gold (ounces)                  36,795     41,605      9,810      9,267
    -------------------------------------------------------------------------
    Total Cash Costs (US$)
      Per lb. payable zinc sold        0.63       0.44       0.69       0.29
    -------------------------------------------------------------------------

    The milled tonnage at El Toqui increased in 2006 compared with the same period in 2005 due to a higher number of available working areas at the
Estatuas and Dona Rosa deposits. The decrease in gold head grade during 2006 is due to a decision to stockpile Aserradero material until commissioning of the Gekko Intense Leach Reactor commences during the first quarter of 2007.
The Aserradero deposit has high gold grades with the mill producing a gold concentrate as well as a zinc concentrate.

    El Toqui Outlook
    During 2006, ramp development to access the Concordia deposit continued
with a total of 566 metres of development completed to the end of the year.
The Concordia deposit is on schedule with production expected by mid-2007.
    During 2007, drilling will continue on the Porvenir deposit to increase the inferred resources, which currently stand at 1.6 million tonnes of 9.62%
Zn and 0.34 g/t Au and to attempt to delineate the outline of the deposit which is currently open to the north-west and south-east. Altazor, Terrunyo and Melchor will be the main targets for exploration at El Toqui in 2007.
    If the exploration programs are successful in increasing the mineral reserves and resources at El Toqui, the Company will conduct a feasibility study to determine the optimal size and location of a mill to increase production throughput.

    Langlois Production
    Langlois, which is situated in north-western Qubec approximately 213 kilometres north of Val-d'Or, is currently being developed to reach commercial production in mid-2007.
    Development drifts are currently being driven between Zone 3, Zone 4 and
Zone 97 to the east on Levels 4, 9 and 13. Production has commenced in Zones 3 and 4 with a total of 59,374 tonnes milled during the fourth quarter of 2006.
    During the fourth quarter of 2006, excavation of the bulk sample was carried out on the Grevet B deposit, located three kilometres south-east of the Langlois mine. The bulk sample was milled in the first quarter of 2007 and gave positive metallurgical results. The results of the Grevet B bulk sample have proven successful, therefore processing at Langlois mill is expected to increase during 2007 and 2008.
    The Company currently has five diamond drills operating on the property on surface, three for exploration and two focused on the upper portion of Zone 97 for definition drilling.

    -------------------------------------------------------------------------
                     Year and Quarter ended December 31
                                                                        2006
    -------------------------------------------------------------------------
    Ore Milled (tonnes)                                               59,373
    -------------------------------------------------------------------------
      Zinc (%)                                                           8.3
      Copper (%)                                                         0.5
      Silver (g/t)                                                        41
      Gold (g/t)                                                         0.3
    -------------------------------------------------------------------------
    Concentrate Production
    -------------------------------------------------------------------------
      Zinc (tonnes)                                                    8,201
        Recovery (%)                                                    82.2
        Grade (%)                                                       49.5
      Copper (tonnes)                                                  1,078
        Recovery (%)                                                    72.1
        Grade (%)                                                       19.3
    -------------------------------------------------------------------------
    Metal in Concentrates
    -------------------------------------------------------------------------
      Zinc (tonnes)                                                    4,057
      Copper (tonnes)                                                    208
      Silver (ounces)                                                 22,855
      Gold (ounces)                                                      205
    -------------------------------------------------------------------------

    Langlois Outlook
    During the fourth quarter of 2006, a diamond drill program commenced to investigate the upper portions of Zones 4 between the current mining areas and surface. To date, 32 holes totalling 6,200 metres have been drilled. All 32 holes intersected semi to massive sulphide zones. Based on this drilling, the
Company is planning a ramp from surface which will be able to access these zones for mining and will eventually connect with the current underground workings at Langlois, thus facilitating the movement of equipment, material and manpower between surface and the mine.
    During the fourth quarter of 2006, Metco Resources Ltd. announced that a pre-feasibility study will be conducted during the first half of 2007 on the
Orphe Deposit (50% Breakwater, 50% Metco Resources Inc.). The Orphe deposit is located only 6 kilometres away from the Langlois mill. Should the results of the pre-feasibility be positive, then the Orphe deposit could become a source of additional mill feed for Langlois, which currently has excess mill capacity.
    During the first quarter of 2006, the Company completed an airborne
Megatem geophysical survey over the Langlois property. The survey identified several anomalies in the immediate area surrounding the Langlois mine, both on the existing land package as well as open ground. The Company has acquired additional claims totalling 4,000 hectares which cover the anomalies and is in the process of investigating them with ground geophysical surveys and diamond drilling.

    Virginia Mines Inc. - Coulon Project
    On May 8, 2006, the Company announced the signing of an agreement with
Virginia Mines Inc. ("Virginia") on the Coulon project, located in the James
Bay region of the Province of Qubec. In accordance with the agreement, the
Company has the option to acquire a 50% interest in the Coulon property in return for C$6.5 million in exploration expenditures and cash payments totalling C$180,000 over an 8-year period. Virginia will be the operator until the completion of a positive pre-feasibility study. The Coulon project, located 15 kilometres from the Fontanges airport, lies in an unexplored volcanic belt and is characterized by a geological assemblage typical of belts hosting volcanogenic, massive-sulphide deposits that have made north western
Quebec and north eastern Ontario one of the world's richest regions of polymetallic deposits.
    The Coulon project is the host to polymetallic, massive-sulphide lenses, which returned values of up to 15.39% Zn, 3.12% Pb, 117 g/t Ag and 0.46% Cu over 10.5 metres (lens 16-17), on the Dom zone, 2.91% Zn, 1.12% Cu, 34.25 g/t
Ag and 0.3 g/t Au over 21.8 metres (lens 9-25) and 12.65% Zn, 1.36% Cu, 1.54%
Pb, 125 g/t Ag and 0.3 g/t Au over 4.70 metres (lens 08).
    The exploration program carried out during the summer and fall of 2006 led to the discovery of two new important polymetallic lenses (lenses 43 and 44), bringing the total of known lenses to five, and confirmed the vertical continuity of lens 9-25 to a depth of 365 metres. Furthermore, this recent work brought to light many new priority drill targets on the property. The
Company is very encouraged by the results of the 2006 campaign. All these lenses remain open and the potential to increase their tonnage is excellent.
Many other priority targets were also defined within this fertile volcanic belt that now presents mineralized showings and alteration along a lateral distance of over 20 kilometres. Virginia plans to begin a new campaign composed of geophysical surveying and diamond drilling during the first quarter of 2007 and mobilization of a second drill rig on the project in order to accelerate the exploration work.

    Other Properties
    The reclamation work is largely complete at the Bouchard-Hbert, Bougrine and Nanisivik properties, with Nanisivik to be fully reclaimed in 2007. The mills at Bouchard-Hbert and Bougrine remain intact pending exploration results in the immediate vicinity or elsewhere throughout the Company's properties.

    FOURTH QUARTER REVIEW

    The Company realized net earnings in the fourth quarter of 2006 of
$50.4 million compared with $9.3 million in the same period in 2005.
    In the fourth quarter ended December 31, 2006, gross sales revenues increased by $101.0 million to $158.3 million primarily due to significantly higher zinc and other metal prices and a 21% increase in tonnes of concentrate sold partially offset by a stronger Canadian dollar.
    Treatment and marketing costs increased by 173% in the fourth quarter of
2006 to $657 per tonne of concentrate sold compared with $292 per tonne in the same period in 2005. Higher metal prices in the fourth quarter of 2006 triggered treatment charge escalators which significantly increased aggregate treatment costs. Direct operating costs were higher in 2006 at $501 per tonne of concentrate sold compared with $406 per tonne in 2005.

    -------------------------------------------------------------------------
                                                   Depreciation,
    Operating review                 Contribution    depletion,
    for the fourth                    (loss) from   reclamation   Capital
    quarter ended                       mining      and closure expenditures
    December 31        Net revenue   activities(1)     costs        (3)
    -------------------------------------------------------------------------
    ($ millions)      2006     2005   2006   2005   2006   2005   2006  2005
    -------------------------------------------------------------------------
    Myra Falls        30.6     12.5    9.5    0.6    3.3    1.4    3.3   5.7
    El Mochito        47.9     14.9   34.5    6.8    2.1    2.0    2.2   2.1
    El Toqui          32.3     10.4   23.2    3.4    1.4    1.0    0.8   1.2
    Bougrine           0.0      4.2    0.0    1.9    0.0    0.4    0.0   0.0
    Bouchard-Hbert    0.0      0.0   (0.1)   0.3    0.1   (0.3)   0.0   0.0
    Nanisivik          0.0      0.0   (0.1)  (0.1)   0.1    0.1    0.0   0.0
    Langlois           0.0      0.0    0.0    0.0    0.0    0.0   20.4   0.8
    Other          (0.5)(2) (2.3)(2)  (0.6)  (2.6)   0.2    0.2    0.2   0.0
    -------------------------------------------------------------------------
    Total            110.3     39.7   66.4   10.3    7.2    4.8   26.9   9.8
    -------------------------------------------------------------------------
    (1) After non-cash costs.
    (2) Net realised from metal hedging activities.
    (3) Includes assets under capital lease.

    Other expense (income) in the fourth quarter of 2006 decreased by
$0.9 million to $3.3 million primarily due to an increase in investment and other income and a decrease in loss on gold loan partially offset by increased general and administrative costs and other foreign exchange loss. Investment and other income increased by $3.1 million in the fourth quarter of 2006 compared to the same period in 2005 primarily due to additional interest and indemnity fee income associated with the 2005 Red Mile transaction, more interest earned on higher cash balances and gains on the sale of certain short-term investments. The gold loan was repaid in 2006 and therefore the loss on gold loan in the fourth quarter of 2005 did not recur. General and administrative costs were higher by $0.7 million in the fourth quarter of 2006 primarily due to higher consulting fees associated with Sarbanes-Oxley compliance and corporate development activities and higher capital tax accruals partially offset by certain stock-based compensation costs which were allocated to the mines in the fourth quarter of 2006. Other foreign exchange loss increased by $1.6 million in the fourth quarter of 2006 compared with the fourth quarter of 2005 primarily due to the impact of foreign exchange rate movements on significantly higher US dollar cash positions in 2006.
    Exploration expenditures in the fourth quarter of 2006 increased by
$1.8 million primarily due to increased expenditures at El Toqui and Myra
Falls compared with the same period in 2005.
    Other non-producing property (income) costs decreased by $1.1 million in the fourth quarter of 2006 compared with the same period in 2005 primarily due to reduced costs at Bougrine and the impact of the disposal of the Caribou and
Restigouche mines in 2006.
    Income tax provisions increased by $15.5 million in the fourth quarter of
2006 compared with 2005 due to higher tax provisions at El Mochito and El
Toqui partially offset by an income tax recovery at Myra Falls. The El Mochito and El Toqui tax provisions increased by $18.7 million in the fourth quarter of 2006 because future tax assets established for these mines in the fourth quarter of 2005 did not recur and both mines became taxable in 2006 resulting in tax provisions being established. The increase in income tax recovery at
Myra Falls was due to the establishment of a future tax asset for that operation in 2006.

    NON-GAAP RECONCILIATIONS

    Total cash costs per pound of payable zinc sold is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash provided from operating activities or operating expenses as determined under GAAP.
This measure is intended to provide investors with information about the cash generating capabilities of the Company's operating activities in a given period which is the same purpose that the Company uses this information for.

    -------------------------------------------------------------------------
    Non-GAAP reconciliation of total cash cost per
     pound of payable zinc sold to consolidated
     financial statements                                    2006       2005
    -------------------------------------------------------------------------
    By-product credit ($ millions)
    -------------------------------------------------------------------------
      Gross sales revenue per financial statements         (452.2)    (313.0)
      Less zinc sales revenue                               341.3      189.7
    -------------------------------------------------------------------------
                                                           (110.9)    (123.3)
    Treatments and marketing charges ($ millions)
     per financial statements                               127.8      105.4
    Direct operating costs ($ millions) per
     financial statements                                   134.6      144.3

    -------------------------------------------------------------------------
      Total cash costs - Canadian ($ millions)              151.1      126.4
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
      Exchange rate C$/US$                                 1.1330     1.2111
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Total cash costs - US$ ($ millions)                     133.7      104.6
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Zinc pounds sold (millions)                             207.0      265.3
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Total cash cost per pound of payable zinc sold (US$)
    -------------------------------------------------------------------------
      By-product credit                                     (0.47)     (0.39)
    -------------------------------------------------------------------------
      Treatment and marketing costs                          0.55       0.33
    -------------------------------------------------------------------------
      Direct operating costs                                 0.57       0.45
    -------------------------------------------------------------------------
    Total                                                    0.65       0.39
    -------------------------------------------------------------------------

    SUMMARY OF QUARTERLY RESULTS
    -------------------------------------------------------------------------
                                                           2006
    -------------------------------------------------------------------------
                                              Q1       Q2       Q3       Q4
    -------------------------------------------------------------------------
    Gross sales revenue
    ($ millions)                            80.7    101.2    112.0    158.3
    -------------------------------------------------------------------------
    Net earning ($ millions)                38.3     28.6     39.2     50.4
    -------------------------------------------------------------------------
    Basic earnings per share               $0.10    $0.08    $0.10    $0.13
    -------------------------------------------------------------------------
    Weighted-average number of Common
     Shares outstanding (millions)         382.0    383.8    384.3    385.0
    -------------------------------------------------------------------------
    Diluted earnings per share             $0.09    $0.07    $0.09    $0.12
    -------------------------------------------------------------------------
    C$/US$ realized exchange rate         1.1559   1.1239   1.1187   1.1422
    -------------------------------------------------------------------------
    Average realized zinc price (US$/t)    2,221    2,895    3,363    4,277
    -------------------------------------------------------------------------
    Average realized zinc price (C$/t)     2,567    3,226    3,762    4,828
    -------------------------------------------------------------------------
    Concentrate tonnes sold               67,355   59,779   61,385   73,230
    -------------------------------------------------------------------------
    Concentrate tonnes produced           66,129   59,906   59,420   67,058
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                     2005 (restated)
    -------------------------------------------------------------------------
                                               Q1       Q2       Q3       Q4
    -------------------------------------------------------------------------
    Gross sales revenue
    ($ millions)                             91.3     92.4     71.9     57.4
    -------------------------------------------------------------------------
    Net earning (loss) ($ millions)           3.8      2.1     (1.2)     9.3
    -------------------------------------------------------------------------
    Basic earnings per share                $0.01    $0.01    $0.00    $0.02
    -------------------------------------------------------------------------
    Weighted-average number of Common
     Shares outstanding (millions)          365.7    367.4    369.5    374.2
    -------------------------------------------------------------------------
    Diluted earnings per share              $0.01    $0.01    $0.00    $0.02
    -------------------------------------------------------------------------
    C$/US$ realized exchange rate          1.2274   1.2429   1.2019   1.1744
    -------------------------------------------------------------------------
    Average realized zinc price (US$/t)     1,256    1,252    1,296    1,502
    -------------------------------------------------------------------------
    Average realized zinc price (C$/t)      1,542    1,556    1,558    1,764
    -------------------------------------------------------------------------
    Concentrate tonnes sold               109,012  118,022   80,205   60,391
    -------------------------------------------------------------------------
    Concentrate tonnes produced           103,259   88,782   76,014   68,841
    -------------------------------------------------------------------------

    The quantity and mix of concentrates sold directly affects gross sales revenue. The recognition of revenue from the sale of concentrate can vary from quarter to quarter for the reasons discussed in the "Gross Sales Revenue"
section of this news release. As all sales are based in US dollars, the US dollar weakening against the Canadian dollar over the past 8 quarters has reduced the realized Canadian dollar gross sales revenue.

    RISKS, UNCERTAINTIES AND OTHER INFORMATION

    Readers are encouraged to read and consider the risk factors, and additional information regarding the Company, included in its most recent
Annual Report and Form 40-F/Annual Information Form filed with the Canadian securities regulators and the United States Securities and Exchange
Commission, a copy of which is posted on the SEDAR website at www.sedar.com.

    OUTSTANDING SHARE DATA AND FULL DILUTION CALCULATION

    The Company is authorized to issue an unlimited number of Common Shares and 200,000,000 preferred shares, issueable in series. There are no preferred shares outstanding. Each Common Share entitles the holder of record thereof to one vote at all meetings of shareholders of the Company, except at meetings at which only holders of another class or series of shares of the Company are entitled to vote. The table set forth below summarizes the Capital Stock. For a more complete description of certain elements please refer to note 14 to the consolidated financial statements of the Company.

    -------------------------------------------------------------------------
    Common Shares or Securities Convertible
     into Common Shares                                    February 21, 2007
    -------------------------------------------------------------------------
    Issued and outstanding                                       385,849,867
    -------------------------------------------------------------------------
    Share options outstanding weighted average
     exercise price $0.93                                          9,178,434
    -------------------------------------------------------------------------
    Dundee -  15,400,705 warrants granted
     at $0.20, will expire March 2, 2007 and
     15,400,705 expire May 2, 2007.                               30,801,410
    -------------------------------------------------------------------------
    Warrants granted at $1.00, expire January 28, 2009
     - traded on TSX                                              33,571,429
    -------------------------------------------------------------------------
    Future fully diluted                                         459,401,140
    -------------------------------------------------------------------------

    CAUTION ON FORWARD-LOOKING INFORMATION

    Certain information contained in or incorporated by reference in this news release, including any information as to our future financial or operating performance and other statements that express management's expectation or estimates of future performance, constitute "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate",
"target", "plan", "intends", "continue", 'budget", "estimate", "may", "will",
"schedule" and similar expressions identify forward-looking statements.
Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets;
fluctuations in commodity prices; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Chile,
Honduras, Tunisia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of exploration and development, including the risks of obtaining necessary licences and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this news release are qualified by these cautionary statements. Specific reference is made to the Company's most recent Form 40F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

    Breakwater Resources Ltd.
    Consolidated Balance Sheets
    (Expressed in thousands of Canadian dollars)
    (unaudited)

    -------------------------------------------------------------------------
    As at December 31                                       2006        2005
                                                                   (restated)
    -------------------------------------------------------------------------
    Assets

    Current
    Cash and cash equivalents                             81,412      18,749
    Restricted cash                                        1,178       3,929
    Short-term investments                                 4,120       2,523
    Accounts receivable - concentrate                     12,687       3,027
    Other receivables                                     12,676       9,369
    Concentrate inventory                                 43,686      47,501
    Materials and supplies inventory                      22,904      21,388
    Prepaid expenses and other current assets              4,029       3,934
    Future income tax assets                              14,745       6,517
    -------------------------------------------------------------------------
    Total current assets                                 197,437     116,937
    Deferred financing fees                                    -         344
    Future income tax asset, long-term                    13,440           -
    Reclamation deposits                                  13,543       6,808
    Mineral properties and fixed assets                  207,884     150,637
    Long-term investments                                 14,704       5,615
    Restricted promissory notes                           62,285      62,285
    -------------------------------------------------------------------------
                                                         509,293     342,626
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity
    Current
    Accounts payable and accrued liabilities              43,128      32,797
    Provisional payments for concentrate inventory
     shipped and not priced                               24,246      14,807
    Short-term debt including current portion of
     long-term debt                                        2,169      14,585
    Income and mining taxes payable                        9,798         164
    Current portion of reclamation, closure cost
     accruals and other environmental obligations          8,267      10,165
    -------------------------------------------------------------------------
    Total current liabilities                             87,608      72,518
    Deferred income                                        6,277       6,888
    Long-term lease obligations                              501         984
    Royalty obligations                                   62,479      62,479
    Long-term debt                                             -       4,143
    Reclamation, closure cost accruals and other
     environmental obligations                            32,293      40,099
    Employee future benefits                               4,493       5,379
    Future income tax liabilities                          7,089       1,921
    -------------------------------------------------------------------------
    Total liabilities                                    200,740     194,411
    Shareholders' equity                                 308,553     148,215
    -------------------------------------------------------------------------
                                                         509,293     342,626
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Breakwater Resources Ltd.
    Consolidated Statements of Operations and Retained Earnings (Deficit)
    (Expressed in thousands of Canadian dollars except share and per share amounts)
    (unaudited)

    -------------------------------------------------------------------------
    Years ended December 31                     2006        2005        2004
                                                       (restated)  (restated)
    -------------------------------------------------------------------------
    Gross sales revenue                      452,233     312,965     240,299
    Treatment and marketing costs            127,847     105,391      81,856
    -------------------------------------------------------------------------
    Net revenue                              324,386     207,574     158,443
    -------------------------------------------------------------------------

    Operating costs
    Direct operating costs                   134,572     144,297     101,922
    Depreciation and depletion                17,558      21,565      23,087
    Reclamation and closure costs              3,723      12,093       4,896
    -------------------------------------------------------------------------
                                             155,853     177,955     129,905
    -------------------------------------------------------------------------
    Contribution from mining
     activities                              168,533      29,619      28,538
    -------------------------------------------------------------------------
    Other expenses (income)
    General and administrative                14,047       9,475      10,812
    Interest and financing                     4,990       1,284         509
    Investment and other income               (8,162)     (2,595)       (843)
    Loss on gold loan                          1,232       1,787           -
    Foreign exchange (gain) loss on
     US dollar denominated debt                 (313)       (492)        431
    Other foreign exchange loss                1,074         294       1,809
    -------------------------------------------------------------------------
                                              12,868       9,753      12,718
    -------------------------------------------------------------------------
    Earnings before the following:           155,665      19,866      15,820
    -------------------------------------------------------------------------

    Exploration expenditures                   9,973       2,915       2,097
    Write-down of mineral properties
     and fixed assets                              -         879       1,178
    Other non-producing property
     (income) costs                           (9,581)      9,035       8,638
    Income and mining tax (recovery)
     provision                                (1,257)     (6,986)        571
    -------------------------------------------------------------------------
                                                (865)      5,843      12,484
    -------------------------------------------------------------------------
    Net earnings                             156,530      14,023       3,336
    Deficit, beginning of year              (189,663)   (203,686)   (207,022)
    Reduction in stated share capital
     and contributed surplus                 172,928           -           -
    -------------------------------------------------------------------------
    Retained earnings (deficit),
     end of year                             139,795    (189,663)   (203,686)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Basic earnings  per Common Share       $    0.41   $    0.04   $    0.01
    Diluted earnings per Common Share      $    0.37   $    0.04   $    0.01
    Basic weighted-average number of
     Common Shares outstanding (000s)        383,748     369,190     353,508
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Breakwater Resources Ltd.
    Consolidated Statements of Cash Flows
    (Expressed in thousands of Canadian dollars)
    (unaudited)

    -------------------------------------------------------------------------
    Years ended December 31                     2006        2005        2004
                                                       (restated)  (restated)
    -------------------------------------------------------------------------
    Operating Activities
    Net earnings                             156,530      14,023       3,336
    -------------------------------------------------------------------------

    Items not effecting cash:
      Depreciation and depletion              17,558      21,565      23,087
      Gain on sale of investment                   -        (851)          -
      Gain on sale of properties             (13,818)          -           -
      Write-down of mineral properties
       and fixed assets                            -         879       1,178
      Unrealized loss on gold loan                 -       1,656           -
      Foreign exchange gain on US
       dollar denominated loans                    -        (447)          -
      Other non-cash items                      (579)         (7)       (132)
      Stock-based compensation                 1,608         809       1,253
      Issue of common shares to settle
       litigation                                848           -           -
      Unrealized deferred income                (611)        (56)          -
      Future income taxes                    (18,845)     (6,277)      1,909
      Reclamation, closure cost
       accruals and other
       environmental obligations               3,723      12,093       4,764
      Employee future benefits                 2,139       1,773         553
    -------------------------------------------------------------------------
                                              (7,977)     31,137      32,612
    -------------------------------------------------------------------------
    Payment of reclamation, closure
     cost accruals and other
     environmental obligations                (7,439)    (25,162)     (7,879)
    Payment of employee future benefits       (3,025)     (2,840)       (968)
    Changes in non-cash working
     capital items                            20,459       1,524      (5,075)
    -------------------------------------------------------------------------
    Net cash provided by operating
     activities                              158,548      18,682      22,026
    -------------------------------------------------------------------------

    Investing Activities
    Funds advanced on promissory note              -     (50,500)    (11,785)
    Reclamation deposits                      (6,735)     (6,708)          -
    Short-term investments                    (1,207)        961          30
    Acquisition, net of cash acquired              -           -        (886)
    Mineral properties and fixed assets      (75,653)    (35,599)    (25,593)
    Proceeds from sale of mineral
     properties and fixed assets                 335         214         210
    -------------------------------------------------------------------------
    Net cash used in investing
     activities                              (83,260)    (91,632)    (38,024)
    -------------------------------------------------------------------------

    Financing Activities
    Decrease (increase) in restricted
     cash                                      2,751        (538)     (3,036)
    Proceeds from sale of royalty interest         -      50,500      12,204
    Issue of common shares for cash            1,892       8,480      30,407
    Issue of warrants for cash                     -           -       7,211
    Deferred financing fees                     (223)       (344)          -
    Deferred income                                -       5,096           -
    Decrease in long-term lease
     obligations                                (483)          -           -
    (Decrease) increase in
     short-term debt                         (12,919)     11,874     (10,059)
    Increase (decrease) in long-term debt     (3,643)      3,964     (14,095)
    -------------------------------------------------------------------------
    Net cash provided by (used in)
     financing activities                    (12,625)     79,032      22,632
    -------------------------------------------------------------------------
    Net increase in cash during the year      62,663       6,082       6,634
    Cash and cash equivalents,
     beginning of year                        18,749      12,667       6,033
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of year    81,412      18,749      12,667
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Supplemental Information
      Cash interest paid                         644         437         436
      Cash income and mining taxes paid        8,337         634         358
    -------------------------------------------------------------------------
    >>

    %CIK: 0000782875

    /For further information: Dave Langille, Vice President, Finance and
Chief Financial Officer, (416) 363-4798 Ext. 236; Ann Wilkinson, Vice
President, Investor Relations, (416) 363-4798 Ext. 277/
    (BWR.)

CO:  Breakwater Resources Ltd.

CNW 17:42e 22-FEB-07